SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.     )*

NETSPEND HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

64118V106

(CUSIP Number)

G. Sanders Griffith

Senior Executive Vice President, General Counsel and Secretary

Total System Services, Inc.

One TSYS Way

Columbus, Georgia, 31901

(706) 649-2310

copies to:

C. William Baxley

C. Spencer Johnson III

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

February 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Total System Services, Inc
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Georgia
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 26,058,580 (See Item 5)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 26,058,580 (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 37.5%(1)
(14)	Type of reporting person: CO

(1)	Assumes 69,467,923 shares of Common Stock (as defined below) outstanding as of the close of business on February 15, 2013, as represented by the issuer in the Merger Agreement (as defined below).

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”) of NetSpend Holdings, Inc., a Delaware corporation (“NetSpend”). The principal executive offices of NetSpend are located at 701 Brazos Street, Suite 1300, Austin, Texas, 78701.

Item 2. Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by Total System Services, Inc., a Georgia corporation (“TSYS”). The address of TSYS’ principal office is One TSYS Way, Columbus, Georgia 31901. TSYS is a global payment solutions provider that provides services to financial and nonfinancial institutions.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of TSYS (collectively, the “Schedule A Persons”), in each case as of the date hereof.

(d) and (e) During the last five years, neither TSYS nor, to the knowledge of TSYS, any of the Schedule A Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 19, 2013, TSYS entered into the Voting Agreement (as defined below) with the Stockholders (as defined below) as a condition and inducement to TSYS entering into the Merger Agreement (as defined below). TSYS did not use any funds or pay any additional consideration to acquire the rights under the Voting Agreement. TSYS intends to fund the Merger Consideration (as defined below) from working capital assets and $1.2 billion of debt financing. TSYS entered into a commitment letter, dated as of February 19, 2013 with JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”), J.P. Morgan Securities LLC (“JPMorgan”) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU” and together with JPMorgan Chase Bank and JPMorgan, the “Commitment Parties”), pursuant to which the Commitment Parties have committed, subject to the terms and conditions set forth in such commitment letter, to provide a $1.2 billion 364-day bridge term loan facility to finance the Merger (as defined below) to the extent TSYS has not obtained alternative financing to pay the Merger Consideration on or prior to the date of consummation of the Merger.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4. Purpose of Transaction.

(a)-(b) On February 19, 2013, NetSpend, TSYS and General Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of TSYS (“Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Sub will merge with and into NetSpend (the “Merger”), with NetSpend surviving the Merger as a wholly owned subsidiary of TSYS (the “Surviving Corporation”).

At the effective time of the Merger:

•

each share of Common Stock issued and outstanding immediately prior to the effective time (other than any dissenting shares, treasury shares, or shares held by NetSpend, TSYS or Sub and their respective subsidiaries) will be cancelled and retired and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to $16.00 (the “Merger Consideration”); and

•

each share of Series A Convertible Preferred Stock of NetSpend (“Preferred Stock”) issued and outstanding immediately prior to the effective time (other than any dissenting shares) will be cancelled and retired and converted into the right to receive from the Surviving Corporation, an amount in cash, without interest, equal to $160.00.

Consummation of the Merger is subject to customary conditions, including (i) the adoption of the Merger Agreement by NetSpend’s stockholders, (ii) receipt of required antitrust and other regulatory approvals, (iii) the accuracy of the representations and warranties of the parties (generally subject to Material Adverse Effect (as defined in the Merger Agreement) or other materiality qualifications), (iv) the absence of any legal restrictions on the consummation of the Merger, (v) the absence of a Material Adverse Effect with respect to NetSpend, (vi) material compliance by the parties with their respective covenants and agreements under the Merger Agreement and (vii) the absence of any material security breach that has resulted in or is reasonably expect to result in losses to NetSpend of more than $25.6 million. The Merger is not subject to any financing condition.

In connection with the transactions contemplated by the Merger Agreement, TSYS entered into a voting agreement (the “Voting Agreement”) with JLL Partners Fund IV, L.P., JLL Partners Fund V, L.P., Oak Investment Partners X, Limited Partnership and Oak X Affiliates Fund, L.P. (each, a “Stockholder”), who together hold shares of Common Stock and Preferred Stock representing an aggregate of approximately 37.5% of the outstanding voting securities of NetSpend. Pursuant to the Voting Agreement, each such Stockholder agreed to vote all of its shares (to the extent such shares are entitled to vote) in favor of the adoption and approval of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and against any proposal or transaction that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the performance by NetSpend of its obligations under the Merger Agreement. The commitments to vote shares under the Voting Agreement also apply to any shares acquired by a Stockholder after the date of the Voting Agreement (to the extent such shares are entitled to vote).

The Voting Agreement provides that each Stockholder and such Stockholder’s affiliates and representatives shall not directly or indirectly (i) solicit, initiate or knowingly encourage or facilitate any inquiries regarding, or the making of, any proposal that could reasonably be expected to result in an Acquisition Proposal (as defined in the Merger Agreement), (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, enter into any agreement with respect to, or otherwise cooperate with or facilitate any Acquisition Proposal or any effort or attempt to make an Acquisition Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any contractual confidentiality, “standstill” or similar obligation of any person in favor of such Stockholder and relating to NetSpend other than TSYS, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provisions in NetSpend’s certificate of incorporation restricting “business combinations” and “interested stockholders” that would otherwise apply, or NetSpend’s bylaws, inapplicable to any transactions contemplated by the Acquisition Proposal, (v) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC or powers of attorney or similar rights to vote, or seek to advise or influence any person, with respect to the voting of any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that the stockholders of NetSpend vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby as otherwise expressly provided in the Voting Agreement, (vi) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar contract providing for, with respect to, or in connection with, or that is intended to or could reasonably be expected to result in any Acquisition Proposal, or (vii) agree or propose to do any of the foregoing. Notwithstanding the foregoing, the Voting Agreement provides that a Stockholder may participate in discussions or negotiations with respect to an Acquisition Proposal (in coordination with NetSpend’s board of directors) solely to the extent and during the period in which NetSpend is permitted to engage (and is engaging) in such discussions or negotiations pursuant to Section 6.3(c) of the Merger Agreement.

The Voting Agreement also provides that each Stockholder shall not Transfer (as defined in the Voting Agreement) any of such Stockholder’s shares in NetSpend, unless such Transfer is a Permitted Transfer (as defined in the Voting Agreement).

Pursuant to the Voting Agreement, each Stockholder irrevocably appointed as its proxy and attorney-in-fact, Philip W. Tomlinson, the Chief Executive Officer of TSYS, M. Troy Woods, the President and Chief Operating Officer of TSYS, and G. Sanders Griffith, III, the Senior Executive Vice President, General Counsel and Secretary of TSYS, and any individual who succeeds any such persons, to vote or execute written consents with respect to such Stockholder’s shares in accordance with the voting commitments described above at any annual or special meetings of stockholders of NetSpend (or adjournments thereof) at which any matter referred to above is to be considered; provided, however, that such Stockholder’s grant of the proxy is effective if, and only if, such Stockholder has not delivered to the Secretary of NetSpend at least ten business days prior to the meeting at which any of the matters referred to above is to be considered a duly executed proxy card directing that the shares of such Stockholder be voted in accordance with the voting commitments described above.

The Voting Agreement terminates on the earliest of (i) the effective time of the Merger, (ii) the date the Merger Agreement is terminated in accordance with its terms and (iii) as to any Stockholder, (x) any material change to any provision of the Merger Agreement that reduces the amount of, or changes the form of, the Merger Consideration or (y) any amendment of the Merger Agreement that extends the Termination Date (as defined in the Merger Agreement) beyond December 31, 2013, unless, in the case of clause (x) or (y), such change or amendment is consented to by such Stockholder.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above. Pursuant to Section 1.5 of the Merger Agreement, from and after the effective time of the Merger, the directors of Sub immediately prior to the effective time of the Merger shall be the directors of the Surviving Corporation, until their respective successors shall have been duly elected, or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation. Mr. Woods is currently the only director of Sub. The persons designated by TSYS prior to the Closing Date shall be the initial officers of the Surviving Corporation, and shall hold office until the earlier of their death, disability, resignation or removal, or until their respective successors are duly elected and qualified.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Reference is made to Items 4(a)-(f) above. Pursuant to Section 1.3 and Section 1.4 of the Merger Agreement, at the effective time of the Merger, the certificate of incorporation and the by-laws of Sub, as in effect immediately prior to the effective time, shall become the certificate of incorporation and the by-laws of the Surviving Corporation until amended in accordance with the General Corporation Law of the State of Delaware.

(h) Reference is made to Items 4(a)-(g) above. Upon consummation of the Merger, the shares of Common Stock will cease to be listed on the NASDAQ stock market.

(i) Not applicable.

(j) Other than as described in this Schedule 13D or in the Merger Agreement or the Voting Agreement, TSYS does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D or any similar matter. TSYS intends to continue to review NetSpend and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management, personnel and other matters and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreement do not purport to be complete. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is Exhibit 1 to this Schedule 13D, and the Voting Agreement, which is Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D wherever references and descriptions of them appear.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, TSYS does not own any shares of Common Stock. However, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the Voting Agreement, TSYS may be deemed to share with each Stockholder the power to vote or to direct the voting of the shares of Common Stock of such Stockholder covered by the Voting Agreement solely with respect to those matters described in the Voting Agreement.

Each Stockholder (severally and not jointly) represented to TSYS in the Voting Agreement that it beneficially owns the following shares:

•	JLL Partners Fund IV, L.P.: 4,239,677 shares of Common Stock and 199,995 shares of Preferred Stock.

•	JLL Partners Fund V, L.P.: 10,599,548 shares of Common stock and 500,005 shares of Preferred Stock.

•	Oak Investment Partners X, Limited Partnership: 11,042,089 shares of Common Stock.

•	Oak X Affiliates Fund, L.P.: 177,266 shares of Common Stock.

Accordingly, TSYS may be deemed to be the beneficial owner of the shares of Common Stock. As of February 19, 2013, there were an aggregate of 26,058,580 shares of Common Stock that were beneficially owned by the Stockholders, which constitutes approximately 37.5% of the outstanding voting securities of NetSpend (based upon NetSpend’s representation in the Merger Agreement that there were 69,467,923 shares of Common Stock outstanding as of the close of business on February 15, 2013).

The Preferred Stock has no voting rights other than as may be required by applicable law. Shares of Preferred Stock are convertible into Common Stock at the rate of ten shares of Common Stock for each share of Preferred Stock; provided, however, that no holder of shares of Preferred Stock may convert any of its shares into Common Stock if (i) upon completing such conversion the holder, together with its affiliates, would own or control shares of Common Stock representing 24.9% or more of NetSpend’s outstanding voting securities or (ii) such conversion would require prior approval or notice under any state law then applicable to NetSpend or its subsidiaries.

Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, TSYS is not entitled to any rights as a stockholder of NetSpend. TSYS disclaims beneficial ownership of the shares of Common Stock covered by the Voting Agreement and nothing herein shall be construed as an admission that TSYS is the beneficial owner of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by TSYS or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

To the knowledge of TSYS, none of the Schedule A Persons beneficially owns any shares of Common Stock.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 above, which descriptions are incorporated by reference herein in response to this Item 5.

(c) Other than as described in this Schedule 13D, neither TSYS nor, to its knowledge, any Schedule A Person, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To TSYS’ knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference herein, in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein. Other than as described in this Schedule 13D and the agreements incorporated by reference herein and set forth as exhibits hereto, TSYS does not have, and, to the knowledge of TSYS, the Schedule A Persons do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of TSYS.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of February 19, 2013, by and among Total System Services, Inc., General Merger Sub, Inc. and NetSpend Holdings, Inc. (incorporated by reference to Exhibit 2.1 to TSYS’ Current Report on Form 8-K filed on February 19, 2013).

Exhibit 2	Voting Agreement, dated as of February 19, 2013, by and among Total System Services, Inc. and JLL Partners Fund IV, L.P., JLL Partners Fund V, L.P., Oak Investment Partners X, Limited Partnership and Oak X Affiliates Fund, L.P. (incorporated by reference to Exhibit 10.1 to TSYS’ Current Report on Form 8-K filed on February 19, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2013

Total System Services, Inc.

By	/s/ Kathleen Moates
Name: Kathleen Moates
Title: Senior Deputy General Counsel

Schedule A

Directors and Executive Officers of

Total System Services, Inc

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of TSYS. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o Total System Services, Inc., One TSYS Way, Columbus, Georgia 31901.

Board of Directors

Name	Present Principal Occupation (principal business of employer)
Philip W. Tomlinson	Chairman and Chief Executive Officer of TSYS
M. Troy Woods	President and Chief Operating Officer of TSYS
James H. Blanchard	Chairman of the Board of Jordan-Blanchard Capital, LLC
Richard Y. Bradley	Partner at Bradley & Hatcher
Kriss Cloninger III	President and Chief Financial Officer of Aflac Incorporated
Walter W. Driver, Jr.	Chairman-Southeast of Goldman, Sachs & Co.
Gardiner W. Garrard, Jr.	Chairman of the Board of The Jordan Company
Sidney E. Harris	Professor at Georgia State University
Mason H. Lampton	Chairman of the Board of Standard Concrete Products
H. Lynn Page	Retired
John T. Turner	Private Investor and Director of W.C. Bradley Co.
Richard W. Ussery	Retired
James D. Yancey	Retired
Rebecca K. Yarbrough	Private Investor

Executive Officers

Name	Present Principal Occupation (principal business of employer)
Philip W. Tomlinson	Chairman and Chief Executive Officer of TSYS
M. Troy Woods	President and Chief Operating Officer of TSYS
James B. Lipham	Senior Executive Vice President and Chief Financial Officer of TSYS
William A. Pruett	Senior Executive Vice President and Chief Client Officer of TSYS; President, TSYS North America
Kenneth L. Tye	Senior Executive Vice President and Chief Information Officer of TSYS
G. Sanders Griffith, III	Senior Executive Vice President, General Counsel and Secretary of TSYS
Dorenda K. Weaver	Chief Accounting Officer of TSYS